Exhibit 1.2

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Rekha Voralia PR Manager +44(0)1604 614131 rvoralia@pivotal.com	Nina Wainwright Citigate PR +44 (0) 1604 232223 nina.wainwright@citigatedr.co.uk	Jen Buchhalter Articulate Communications 617-451-7788 x.16 jbuchhalter@arituculatepr.com

Savills Expands Use of Pivotal CRM globally

Vancouver, BC and Northampton, UK – March 30, 2006 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that leading global property services group, Savills has significantly extended the use of the Pivotal CRM suite across its business group. The system expansion will complement its existing investment in Pivotal CRM making Savills one of the largest users of Pivotal CRM globally.

Savills is a leading international property services group that has an extensive network of offices and associates throughout the UK, mainland Europe, the Americas, Asia Pacific and Africa. Listed on the London Stock Exchange and employing over 14,500 staff worldwide in 112 offices, the Savills Group also operates a financial services division and a specialist fund management division.

The agreement will see Savills using the entire Pivotal CRM suite including; Pivotal Sales™, Service™, Partner Management™, Marketing™ and Contact Center™ applications, and e-Portal and Analytics tools. The deal also includes Pivotal MarketFirst™ — a comprehensive marketing automation application designed for the closed-loop management of multi-channel campaigns and marketing processes. Pivotal eService and ePartner portals will allow Savills’ customers and partners to gain access to critical business information online 24/7. Pivotal Analytics, a complete end-to-end business intelligence solution, will enable Savills to gain greater insight from its CRM data, giving users the ability to analyze data, identify trends, and make better-informed business decisions, faster.

“The Pivotal solution has become the engine for our entire front office. Not only are we able to better understand complex customer relationships, but more importantly, we are in a stronger position to respond to our customers needs and wants, driving our sales pipeline and boosting our revenue stream across the group,” commented Richard Coleman, group IT director, Savills. “We have been using the Pivotal Platform for the past eight years and it has undoubtedly proven its worth, we are a much larger entity now and the Pivotal system has grown with us. We are now a more customer focused company and we owe most of that to the Pivotal system.”

“CRM has always been focused on lead and revenue management, margin and customer retention. The core objective has been to provide a 360 degree view of the customer and ultimately this can only be achieved through the provision of integrated processes and applications across the whole business,” stated Mark Carlile, VP, managing director EMEA, CDC Software. “Savills is a true testament to this, not only has it nurtured the technology throughout the years, but it has expanded the complete system in almost every pocket of the business. Savills is leading the field when it comes to customer management and we are pleased to be working with it to realize its business goals.”

About Savills
Savills is a leading international property services group. It has an extensive network of offices and associates throughout the UK, mainland Europe, the Americas, Asia Pacific and Africa. Listed on the London Stock Exchange and employing over 14,500 staff worldwide in 112 offices, Savills has extensive expertise in global property markets. Through its partnership with TrammellCrow Company, North America’s leading property services provider, Savills has access to their offices in the Americas.

Savills real estate agents offer advice on commercial, residential, agricultural and mixed use property matters. In addition to these service lines, Savills offers a wide range of property services, including sales and acquisitions, valuations, rent reviews, development advice, property management, auctions, planning and market research.

The Group also operates a financial services division providing property-related mortgage broking, insurance broking, financial planning and corporate finance advice, as well as a specialist fund management division (Cordea Savills).

About Pivotal Corporation
Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide. For more information about CDC Software, please visit the website www.cdcsoftware.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal to address the needs of its service sector customers specifically Savills, and the ability of Savills to streamline operations, accelerate growth and improve client relationships with Pivotal CRM software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the service industry; the continued ability of Pivotal solutions to address industry-specific requirements of business services; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow service companies to compete more effectively and changes in the type of information required to compete in the legal product business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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